UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons I-Tseng Jenny Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,333,859(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,333,859(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,333,859(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,019,962 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”) held by M Zion Capital, LLC (“M Zion Capital”), an entity controlled by Ms. Chan, (ii) 1,019,962 shares of Common Stock held by M Olivet Capital, LLC (“M Olivet Capital”), an entity controlled by Ms. Chan, (iii) 1,019,962 shares of Common Stock held by M Cannan Capital, LLC (“M Cannan Capital”), an entity controlled by Ms. Chan, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note, as amended (the “Convertible Note”) due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Chang and/or Ms. Chan, each a member of the Board of Directors of the Issuer (“Board”), in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (v) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of that certain Junior Secured Convertible Promissory Note (“New Junior Note”) due July 1, 2025 described herein with an outstanding principal amount of $1,500,000.00 and a conversion price of $0.2633 (as may be adjusted per the New Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation, and (vi) pre-funded warrants to purchase 81,784,320 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, as amended by that certain Amendment to Pre-Funded Common Stock Purchase Warrant, dated August 28, 2024, by and between Issuer and CP Acquisitions (the “CP Warrant Amendment”), and subject to (A) a 49.99% beneficial ownership limitation, and (B) an agreement between CP Acquisitions and the Issuer whereby CP Acquisitions agreed not to exercise the CP Warrant for more than 4,000,000 shares of Common Stock until the Issuer completes a reverse stock split or increase in authorized shares resulting in sufficient authorized but unissued shares to permit such conversion or exercise.

Ms. Chan disclaims beneficial ownership with respect to the shares held by M Zion Capital, the shares held by M Olivet Capital, the shares held by M Cannan Capital and the shares entitled to CP Acquisitions upon conversion of its Convertible Note, in each case except to the extent of her pecuniary interest therein.

(2)	Based on 19,977,347 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnote (1) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Zion Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,019,962(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,019,962(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,962(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.89%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 1,019,962 shares of Common Stock held by M Zion Capital.

(2)	Based on 19,977,347 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Olivet Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,019,962(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,019,962(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,962(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.89%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,019,962 held by M Olivet Capital.

(2)	Based on 19,977,347 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Cannan Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,019,962(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,019,962(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,962(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.89%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,019,962 shares of Common Stock held by M Cannan Capital.

(2)	Based on 19,977,347 shares of Common Stock outstanding as of the date hereof.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 84,181,581(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 84,181,581(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,181,581(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. Chan, each a member of the Board, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (ii) pre-funded warrants to purchase 81,784,320 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, as amended by the CP Warrant Amendment, and subject to (A) a 49.99% beneficial ownership limitation, and (B) an agreement between CP Acquisitions and the Issuer whereby CP Acquisitions agreed not to exercise the CP Warrant for more than 4,000,000 shares of Common Stock until the Issuer completes a reverse stock split or increase in authorized shares resulting in sufficient authorized but unissued shares to permit such conversion or exercise, and (iii) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of the New Junior Note due July 1, 2025 described herein with an outstanding principal amount of $1,500,000.00 and a conversion price of $0.2633 (as may be adjusted per the New Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation.

(2)	Based on 19,977,347 shares of Common Stock outstanding as of the date hereof, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnote (1) above, subject to applicable beneficial ownership limitations.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 4 to the statement on Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on January 25, 2024, as amended by that certain Amendment No. 1 filed on May 23, 2024, Amendment No. 2 filed on August 6, 2024, and Amendment No. 3 filed on August 16, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of the Agrify Corporation (“Issuer”) beneficially owned by M Zion Capital, LLC (“M Zion Capital”), M Olivet Capital, LLC (“M Olivet Capital”), M Cannan Capital, LLC (“M Cannan Capital”), and CP Acquisitions, LLC (“CP Acquisitions”) (each of M Zion Capital, M Olivet Capital, M Cannan Capital CP Acquisitions, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Pre-Funded Warrant Amendments

As previously reported, on June 30, 2024, the Issuer amended the terms of a pre-funded warrant (the “CP Warrant”) held by CP Acquisitions, an entity affiliated with and controlled by Raymond Chang, the Chairman and Chief Executive Officer of the Issuer and by I-Tseng Jenny Chan, a member of the Issuer’s Board of Directors. Among other things, the June 30, 2024 amendments removed certain adjustment provisions (the “Adjustment Provisions”) from the CP Warrant. Pursuant to the Adjustment Provisions, each time the Issuer consummated any bona fide equity financing with the primary purpose of raising capital, then the number of shares of common stock underlying the CP Warrant, as applicable, would be increased to an amount equal to (i) the amount of the convertible note that was originally converted into CP Warrant, as applicable, divided by (ii) the purchase or conversion price in the equity financing transaction, subject to proportional adjustment in the event the CP Warrant has been partially exercised.

Also as previously reported, on August 12, 2024, the shareholders of the Issuer approved a proposal to amend the CP Warrant to add the Adjustment Provisions at a future date. Pursuant to that approval, on August 28, 2024, the Issuer entered into an amendment to the CP Warrant (the “CP Warrant Amendment”). The CP Warrant Amendment inserted the Adjustment Provisions into the CP Warrant, respectively. As a result of the CP Warrant Amendment and the subsequent issuance of 2,844,672 shares of Common Stock to Ionic Ventures, LLC (“Ionic”) pursuant to that Purchase Agreement (“Purchase Agreement”) entered into on August 28, 2024 between Ionic and Issuer, at an effective purchase price of approximately $0.1406 per share of Common Stock, the number of shares of Common Stock underlying the CP Warrant was adjusted to 81,784,320. As a result of such adjustment and the issuance to Ionic, CP Acquisitions agreed not to exercise the CP Warrant for more than 4,000,000 shares of Common Stock or to convert its outstanding convertible notes until the Issuer completes a reverse stock split or increase in authorized shares resulting in sufficient authorized but unissued shares to permit such conversion or exercise.

The foregoing summaries of the Purchase Agreement, and CP Warrant Amendment, do not purport to be complete, and are qualified in their entirety by reference to copies of the CP Warrant Amendment, which are filed as Exhibits 10.1 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 29, 2024, which are attached as exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the New Junior Note, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Purchase Agreement, dated as of August 28, 2024, by and between Agrify Corporation and Ionic Ventures, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 29, 2024).
2	Amendment to Pre-Funded Common Stock Purchase Warrant, dated as of August 28, 2024, by and between Agrify Corporation and CP Acquisitions, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 29, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024

I-Tseng Jenny Chan

/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan

M Zion Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Olivet Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Cannan Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

CP Acquisitions, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager